Filed by Dynegy Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Dynegy Inc.
Commission File No.: 001-15659

Subject Company: Enron Corp.
Commission File No.: 001-13159

Additional Information

In connection with the proposed transactions, Dynegy and Enron will file a joint proxy statement/prospectus with the Securities and Exchange Commission. Investors and security holders are urged to carefully read the joint proxy statement/prospectus regarding the proposed transactions when it becomes available, because it will contain important information. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents containing information about Dynegy and Enron, without charge, at the SEC’s web site at www.sec.gov. Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus may also be obtained for free by directing a request to either: Investor Relations, Dynegy Inc., 1000 Louisiana, Suite 5800, Houston, Texas 77002, Phone: (713) 507-6466, Fax: (713) 767-6652; or Investor Relations, Enron Corp., Enron Building, 1400 Smith Street, Houston, Texas 77002, Phone: (713) 853-3956, Fax: (713) 646-3302.

In addition, the identity of the persons who, under SEC rules, may be considered “participants in the solicitation” of Dynegy and Enron shareholders in connection with the proposed transactions, and any description of their direct or indirect interests, by security holdings or otherwise, are available in an SEC filing under Schedule 14A made by each of Dynegy and Enron on November 14, 2001.

SAFE HARBOUR

Forward looking statements

Certain statements contained in this release are forward-looking. Although Dynegy and Enron believe these statements are accurate, their businesses are dependent on various regulatory issues, general economic conditions and future trends. The completion of the transaction is conditioned upon the fulfillment of a number of conditions, and the success of the combination of the two companies will be dependent on a wide range of issues. These factors can cause actual results to differ materially from the forward-looking statements that have been made. In particular:

The benefits that are expected to result from the combination are predicated upon the belief that combining the complementary expertise and resources of Dynegy and Enron will result in increased opportunities and decreased expenses. Because of the complexity of the environments in which the two companies operate, there can be no certainty that these benefits will be achieved to the extent expected.

The estimate of the accretiveness of the transaction reflects the companies' current best estimates based upon available information and numerous assumptions and, accordingly, may or may not be achieved if business conditions change or the assumptions that have been made do not prove to be accurate.

Significant regulatory approvals are necessary to complete the transaction, including approvals under the HSR Act, the FERC, the SEC and certain state and foreign authorities. There can be no assurances that the exemption and approvals will be obtained on a timely basis and on acceptable terms. In addition, Dynegy and Enron operate in regulated environments. Any significant changes in these regulatory environments could negatively impact the transaction and the combined entity.

DYNEGY

ENRON

DYNEGY AND ENRON MERGER

- Leading wholesale natural gas and power franchises
- Principal energy market maker and liquidity provider
- Intellectual capital leveraging core asset positions
- Complementary physical and financial capabilities
- Comprehensive energy delivery networks
- Diverse pipelines and generation assets
- Premier technology infrastructure and platforms

Combined entity will be well positioned

DYNEGY

ENRON

TRANSACTION OVERVIEW

- Stock for stock merger
  - Fixed conversion ratio of 0.2685 ENE per DYN share
  - Resultant ownership profile ~ Enron 36%; Dynegy 64% (DYN public 35%, ChevronTexaco 26%, DYN management 3%)
- $2.5 billion ChevronTexaco equity commitment
  - $1.5 billion funded immediately and $1.0 billion funded at closing
  - Purchase of $1.5 billion of DYN convertible preferred immediately converts to common at merger closing
  - Purchase of $1.0 billion of common at merger closing
  - Option to purchase additional $1.5 billion over 3-yr period
  - Maintains strategic natural gas and natural gas liquids marketing agreements
- $1.5 billion Dynegy equity infusion in Enron subsidiary
  - In exchange for preferred and other rights in NNG

DYNEGY

ENRON

TRANSACTION OVERVIEW (CONT.)

- Senior management
  - Chuck Watson, Chairman and CEO
  - Steve Bergstrom, President and COO
  - Rob Doty, Chief Financial Officer
  - Greg Whalley, Executive Vice President
- Board of Directors
  - DYN Board plus 3 new members chosen by Enron
- Expected to close in the 3rd quarter 2002
- Required approvals – FERC, HSR, SEC and Dynegy and Enron shareholders

DYNEGY

ENRON

THE NEW DYNEGY*


WHOLESALE
North America
ENERGY
Europe
Retail / C&I
Liquids
Communications
T & D

- $200+ Billion Revenues
- ~$90 Billion Assets **
- ~650 Million Shares **

- 40 Bcf/d Natural Gas
- 560 MM MWh Total Power Sales
- 25,000 Miles Pipeline
- 22,500 MW Generation
- 600 MBbls/d Liquids
- 135 MM Tons Coal

* Estimated 2001 combined company statistics
** 2002 pro forma

DYNEGY

ENRON

DYNEGY RATIONALE

- **Exceptional core energy business with strong earnings and cash flow**
  - Wholesale marketing, trading and risk management
  - EnronOnline
  - Commercial and Industrial (retail)
  - Europe
- **Compelling valuation for core energy franchise**
- **Significantly accretive to shareholders**
- **Step-change for the energy delivery network**

Accelerates execution of Dynegy's strategy

DYNEGY

ENRON

ENRON RATIONALE

- Drivers
  - Under-performing assets draining cash and earnings
  - Balance sheet leverage stretching the company
  - Senior management departures
  - Financial markets have lost confidence
- Results
  - Protects and enhances the core energy franchise
  - Immediate equity infusion enhances liquidity
  - Restores confidence and access to capital markets
  - Best fit culturally and strategically
  - Stock transaction provides greatest potential value

Unleashes earnings power of core business

DYNEGY

ENRON

DUE DILIGENCE

- **Dynegy's comfort with due diligence to-date**
  - Complementary marketing and trading franchises
  - Comfortable with high level M&T methodology
  - Transacting with Enron for 15 years
  - Addressing off-balance sheet and related party transactions upfront
  - Conservative assessment and business valuation
  - Allowance for high margin of error
- **Continued due diligence with signed agreement**
  - Thorough review of books and portfolios

DYNEGY

ENRON

NET MERGER SYNERGIES
$400 to $500 MILLION

- Cost saving opportunities
  - General and Administrative
    - Office space and trading floors
    - Infrastructure
    - Corporate
  - EnronOnline and Dynegy*direct*
  - Broadband
  - European operations
- Combined business implications
  - Business between Dynegy and Enron
  - Third party maximum allowable exposure

DYNEGY

ENRON

CORE BUSINESSES

Wholesale Energy
- Natural Gas
- Power
- Merchant Generation
- Coal
- Other Commodities

T & D
- Gas Pipelines
- Illinois Power

C&I (Retail)
- EES
- DYN Alliances

Other Core
- Liquids
- Broadband

Non-Core
- Enron Global Assets
- Portland General
- Other

ENRON

INTEGRATED MERCHANT PLAY

- Provide energy delivery and risk management solutions
- Emphasize asset-backed trading strategy
- Re-aggregate unregulated energy capabilities
- Leverage bulk wholesale efficiencies
- Customize products and services
- Bundle and repackage discrete offerings
- Manage complexity and volatility of markets
- Fulfill customer needs with unique capabilities

Competitive advantage – Dynegy's Delivery Network

DYNEGY

ENRON

DYNEGY ENERGY DELIVERY NETWORK


Natural Gas Term Supply 3.6 Bcf/d
Natural Gas Firm Transportation 6 Bcf/d
Natural Gas Storage 112 Bcf
Fuel Oil Storage 5 MMBbls
Coal Supply 12.3 MMT/yr
Coal Transportation 17 MMT/yr capacity
Rail Capacity
Dock
Barge / Import
Power Generation 19,100 MW
Power Firm Transmission 5,050 MW
Liquids Supply & Assets:
Natural Gas Processing 97 MBbls/d
Fractionation 224 MBbls/d
Storage 64 MMBbls
LNG 750 MMcf/d
Liquids Pipeline 480 MBbls/d

DYNEGY

- Physical asset capability to deliver energy

ENRON AMERICAS


Generation Site Bank – 51 Sites
MAPP
MAIN
ECAR
NPCC
MACC
WSCC
SPP
SERC
ERCOT
FRCC
Henry Hub
TVA Hub
Offices
Energy Exchanges
Third-Party Capacity
Leased Gas Storage
Power Plants
In Operation (310 MW)
Under Development (3100 MW)
Marketing Activity
Gas
Power

Leading flexible, reliable and valuable energy network

FINANCIAL HIGHLIGHTS

- $1.5 billion equity infusion stabilizes Enron financially
- Highly accretive transaction to Dynegy holders
- Tremendous upside for Enron and Dynegy holders
- Significant balance sheet strength
- Less leverage with fewer off-balance sheet transactions
- Strong free cash flow to support future growth

CREDIT STRENGTHS

- Leading wholesale gas and power industry position
- Diversified earnings stream
  - Stable FCF from assets (midstream, pipes, T&D)
  - Significant recurring earnings / cash flow (wholesale)
  - Profitable C&I business
  - G&A savings
- ChevronTexaco strategic relationship and support
- Commitment to maintain investment grade ratings
- Conservative financial policy and practices

DYNEGY

ENRON

PRO FORMA CAPITALIZATION

9/30/02E ($ Millions)

	Dynegy Standalone	Enron[1] Standalone	Merger Adjustments	ProForma New Dynegy
Cash & Equivalents	$20	$1,559	-	$1,579
Debt	4,605	12,087	(1,000)[2]	15,692
Convertible Preferred (DYN)	-	1,500	(1,500)[3]	-
Redeemable Preferred	246	903	-	1,149
Minority Interest	1,200	2,387	-	3,587
Shareholders' Equity	5,156	9,500	1,428[4]	16,084
Total Book Capitalization	**$11,207**	**$26,377**	**($1,072)[4]**	**$36,512**
Debt to Capitalization (Net) %				**40%**

Very solid post-closing financial position

(1) Assumes Portland General sale in 3Q 2002
(2) Closing date consideration
(3) Conversion of signing date contribution
(4) Increased equity of $2.5 billion, offset by excess book value over fair value; stock price as of November 8, 2001

DYNEGY

ENRON

2002 COMBINED ANNUAL PRO FORMA ESTIMATES

	EPS	Shares	Net Income(1)
Dynegy Inc.	$2.56(2)	~340	$870
Enron Corp.	1.50(3)	~860	1,290
Combined Net Income			$2,160
Reduced Interest Expense			100
Adjusted Combined Net Income			2,260
Combined EPS (~650 million shares(4))			$3.47

(1) In millions, except earnings per share
(2) 11/7/01 First Call analyst consensus estimate
(3) Dynegy estimate: 11/7/01 First Call Consensus estimate @ 75%
(4) Dynegy shares increase with $2.5B ChevronTexaco contribution + Enron @ 0.2685

DYNEGY

ENRON

*EARNINGS MAKEUP**


Wholesale Energy
◆ Natural Gas
◆ Power
◆ Merchant Generation
◆ Coal
◆ Other Commodities
T & D
◆ Gas Pipelines
◆ Illinois Power
C&I / Retail
◆ EES
◆ DYN Alliances
Other Core
◆ Liquids
◆ Broadband

Wholesale energy is growth engine of combined entity

* Estimated pro forma combined annual net income

EARNINGS PER SHARE*



$5.50
$4.50
$3.50
$2.50
DYN + ENE at 15%
DYN at 20%
2002
2003
2004
2005

Long-term targeted growth rate of 15-20%

DYNEGY

* Based on current estimates and long-term growth rates

ENRON

DYNEGY TRANSACTION HISTORY


Enron
BG Storage
C. Hudson Assets
Extant
Illinova
SDG&E Assets
Edison Assets
Destec
Warren (Chevron)
IPO / Trident
45% CAGR
1995
1996
1997
1998
1999
2000
2001

DYNEGY

ENRON

THE NEW DYNEGY DIFFERENCE

- Strategic asset ownership and control over 15 years
- Innovative and creative culture, people and approach
- Highly integrated energy delivery network
- Balanced and diversified portfolio approach
- Premier marketing and trading franchise
- Proven risk management expertise
- Fully scaleable electronic transaction portals
- Customer focus with sustainable earnings growth
- Solid financial position and credit strength

DYNEGY

ENRON

A leading global energy company respected for the manner in which we deliver extraordinary value to our stakeholders.

DYNEGY

ENRON